Exhibit 99.1

BRF – Brasil Foods S.A.

CNPJ/MF 01.838.723/0001-27

A Publicly Authorized Capital Company

SUMMARY OF THE MINUTES OF THE 58th /2009 EXTRAORDINARY MINUTES OF
THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: July 27, 2009 at 8:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Members representing more than 2/3 of the Board of Directors. CHAIR: Nildemar Secches and Luiz Fernando Furlan, Co-Chairmen, and Edina Biava, Secretary. RESOLUTIONS ADOPTED: Ratification of the Number of Subscribed and Paid in Shares: The Board of Directors ratified the increase in the Company’s capital stock in the amount of R$ 4,600,000,000.00 (four billion, six hundred million reais), the capital stock increasing from R$4,927,933,697.75 (four billion, nine hundred and twenty-seven million, nine hundred and thirty-three thousand, six hundred and ninety-seven reais, seventy-five centavos) to R$9,527,933,697.75(nine billion, five hundred and twenty-seven million, nine hundred and thirty- three thousand, six hundred and ninety seven reais and seventy five centavos) following the subscription and paying in of 115,000,000 (one hundred and fifteen million) common book entry shares with no par value, issued by the Company (“Common Shares”), representing 100% (one hundred percent) of all the Common Shares issued by the Company relative to the increase of the capital stock within the limit of the authorized capital as approved in the Meeting of the Board of Directors held on July 21, 2009 and pursuant to Article 5, Paragraph 1 of the Company’s Bylaws, effected under the primary public offering of Common Shares in Brazil, in the non-organized over-the-counter market, with the non-extension of preemptive rights of the existing shareholders of the Company to subscribe the Common Shares,  pursuant to Article 172, Subsection I of Law 6.404/76 of December 15, 1976 and subsequent amendments, having been granted priority rights to the Company’s shareholders pursuant to Article 21 of CVM Instruction 400, and to the shareholders of Sadia S/A, pursuant to Article 33, Paragraph 3, of CVM Instruction. Consequently, following approval by the extraordinary general meeting and ad-referendum of the next General Shareholders’ Meeting, Article 5 (caption sentence) of the Company’s Bylaws shall become effective with the  following text: “Section 5 - The Capital Stock subscribed for and paid up is R$ 9,527,933,697.75(nine billion, five hundred and twenty seven million, nine hundred and thirty tree thousand, six hundred and ninety seven reais and seventy five centavos) , divided into 359,595,660 (three hundred and fifty-nine million, five hundred and ninety-five thousand, six hundred and sixty) common book entry shares with no par value”. CONCLUSION: These minutes having been drafted, read and approved, were signed by the members present. (I hereby certify that this is a summary of the original minutes filed to Book 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, folio 105).

NILDEMAR SECCHES	LUIZ FERNANDO FURLAN
Co-Chairman	Co-Chairman

FRANCISCO FERREIRA ALEXANDRE	CARLOS ALBERTO CARDOSO MOREIRA

DÉCIO DA SILVA	JOÃO VINICIUS PRIANTI

LUÍS CARLOS FERNANDES AFONSO	MANOEL CORDEIRO SILVA FILHO

RAMI NAUM GOLDFAJN	WALTER FONTANA FILHO

EDINA BIAVA - Secretary

This announcement does not constitute an offering document or an offer to sell or an invitation to purchase any securities or a solicitation for any vote or approval.